SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name: Youngwoo Kim
Title: Vice President

By:	/s/ Jungsup Jung
Name: Jungsup Jung
Title: Director

2015 2Q Preliminary Earnings Release

We hereby announce our 2015 2Q preliminary earnings.

Attachment: 2015 2Q Earnings Release

KT 2Q15

Earnings Release

Investor Relations 2015.7.31

Disclaimer

This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.

Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). As such, our disposal gains from real estates and others have been excluded from our operating income.

The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.

Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.

The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

If you have any related questions to this material, please contact IR department. Tel : 82-2-3495-3557, 3558, 3564, 5529, 5343, 5344 Fax : 82-2-3495-5917

Contents

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

					K-IFRS / Consolidated
1-1 Financial Highlights
Income Statement
						(Unit: KRW bn)
		2Q15	2Q14	YoY	2Q15	1Q15	QoQ
? Operating revenue 5,431.3bn
(YoY) -3.6% / (QoQ) 0.6%	Operating revenue	5,431.3	5,633.6	-3.6%	5,431.3	5,398.7	0.6%
✓ Service revenue 4,826.5bn	Service revenue	4,826.5	4,776.6	1.0%	4,826.5	4,713.3	2.4%
(YoY) 1.0% / (QoQ) 2.4%	Merchandise revenue	604.9	857.0	-29.4%	604.9	685.4	-11.7%
? Operating income 368.8bn	Operating expense	5,062.5	6,471.5	-21.8%	5,062.5	5,085.1	-0.4%
✓ (YoY)TB / (QoQ) 17.6%	Operating income	368.8	-837.9	TB	368.8	313.6	17.6%
	Margin (%)	6.8%	-14.9%	21.7%p	6.8%	5.8%	1.0%p
? Net income 321.8bn	Non-operating income
✓ (YoY)TB / (QoQ) 14.7%	(loss)	-171.1	-174.6	-2.0%	-171.1	93.2	-283.6%
	Income	197.7	-1,012.5	TB	197.7	406.7	-51.4%
? EBITDA 1,205.6bn
✓ (YoY)TB / (QoQ) 4.4%	Net income	321.8	-757.2	TB	321.8	280.6	14.7%
	Margin (%)	5.9%	-13.4%	19.3%p	5.9%	5.2%	0.7%p
	EBITDA	1,205.6	-11.2	TB	1,205.6	1,154.9	4.4%
	Margin (%)	22.2%	-0.2%	22.4%p	22.2%	21.4%	0.8%p
? With disposal contract completed, profit of KT rental and KT Capital reclassified as “Profit from Discontinued Operations”
? Reclassification retroactively applied to 2014 figures								3

							K-IFRS / Consolidated
1-2	Financial Highlights
Financial Position
							(Unit: KRW bn)
			2Q15	2Q14	YoY	2Q15	1Q15	QoQ
? Debt Position
Assets			31,025.7	34,116.4	-9.1%	31,025.7	34,618.6	-10.4%
¡	Borrowings : 8,832.1bn	Cash and cash	2,047.7	2,315.8	-11.6%	2,047.7	1,909.4	7.2%
equivalents
¡	Net Debt : 6,784.5bn	Debt	18,792.9	22,284.8	-15.7%	18,792.9	22,576.7	-16.8%
* KT Capital’s borrowings
	1.4tn won excluded	Borrowings	8,832.1	13,113.1	-32.6%	8,832.1	11,267.0	-21.6%
Equity			12,232.8	11,831.6	3.4%	12,232.8	12,041.9	1.6%
? Debt Ratio		Capital Stock	1,564.5	1,564.5	0%	1,564.5	1,564.5	0%
¡	Debt to Equity : 153.6%	Net Debt	6,784.5	10,797.3	-37.2%	6,784.5	9,357.7	-27.5%
Debt/Equity			153.6%	188.3%	-34.7%p	153.6%	187.5%	-33.9%p
¡	Net Debt to Equity	Net Debt/ Equity	55.5%	91.3%	-35.8%p	55.5%	77.7%	-22.2%p
:	55.5%(KT Capital excluded)
					186.5%
			161.4%	170.9%		187.5%
							153.6%
? KT Capital assets/liabilities					92.7%
	reclassified as ‘Disposable	Debt/ Equity	71.0%	73.2%		77.7%
	Assets/ Liabilities’ as of 2Q15.	Net Debt/ Equity					55.5%
			2012	2013	2014	1Q15	2Q15
									4

								K-IFRS / KT Separate
1-3	Financial Highlights
CAPEX
								(Unit: KRW bn)
? Total CAPEX					3,710.6
	¡	2Q 2015 : 477.8bn				3,312.5
	¡	1H 2015 : 833.5bn
	¡	FY2015 guidance: KRW	2.7tn
					2,105.2	1,293.8	2,514.1
? Wireless CAPEX
	¡	2Q 2015 : 204.4bn		Wireless			900.5
	¡	1H 2015 : 317.1bn		Wireline
	¡	FY2015 guidance: KRW	0.8tn
Others						1,282.5
? Wireline CAPEX					1,106.2		1,283.2	833.5
	¡	2Q 2015 : 247.5bn						317.1
	¡	1H 2015 : 427.2bn			499.2	736.2		427.2
							330.4
	¡	FY2015 : KRW 1.4tn						89.2
					2012	2013	2014	1H 2015
									5

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

						K-IFRS / Consolidated
2-1	Business Overview
Wireless
							(Unit: KRW bn)
? Wireless service revenue recorded			2Q15	2Q14	YoY	2Q15	1Q15	QoQ
1,829.2bn, increased 1.7% YoY
		Service	1,630.2	1,539.7	5.9%	1,630.2	1,601.7	1.8%
¡	Service revenue grew on increased LTE
penetration		Interconnection	121.3	161.5	-24.9%	121.3	144.8	-16.2%
¡	Interconnection and Others revenue	Others	77.6	97.8	-20.6%	77.6	75.8	2.5%
declined on reduction of subscription feeand interconnection rate adjustment		Wireless	1,829.2	1,799.1	1.7%	1,829.2	1.822.3	0.4%
? Continuous subscribers and ARPU				<Mobile Subscribers>
growth							(Unit: 1,000 / %)
¡	Subscribers recorded 17.7m with net	16,473	16,774	17,184	17,328	17,501	17,740
additions of 238K during 2Q				2,004	1,609	1,214		920
		2,790	2,443
¡	LTE subscribers reached 11.99m in 2Q,			4,933	4,911	4,859		4,834
representing 67.6% of total subscribers		5,048	4,923
								67.6%
¡	Wireless ARPU recorded at KRW 34,879,	52.4%	56.1%	59.6%	62.4%	65.3%
increased 3.7% YoY		8,635	9,408	10,247	10,808	11,428		11,986
		1Q14	2Q14	3Q14	4Q14	1Q15		2Q15
		3G Smartphone		3G Featurephone	LTE Subscribers			% of LTE	7

						K-IFRS / Consolidated
2-2	Business Overview
Wireline
							(Unit: KRW bn)
? Wireline revenue declined by 7.5% YoY			2Q15	2Q14	YoY	2Q15	1Q15	QoQ
? Telephony		Telephony	595.1	667.6	-10.9%	595.1	594.7	0.1%
¡	Telephony revenue fell by 10.9% YoY,	Broadband	428.3	439.4	-2.5%	428.3	430.0	-0.4%
mainly due to line loss and MOU decline		Line lease	279.4	301.4	-7.3%	279.4	280.4	-0.4%
? Broadband		Wireline	1,302.7	1,408.4	-7.5%	1,302.7	1,305.1	-0.2%
¡	Backed by positive feedback of GiGA
internet and GiGA WiFi home, broadband				<Wireline Subscribers>				(Unit: 1,000)
subscribers continuously grew
¡	Despite subscriber net additions,	8,037	8,039	8,107	8,129		8,168	8,229
broadband revenue fell by 2.5% YoY,on increased bundling discounts		3,480	3,450	3,432	3,411		3,397	3,402
¡	Broadband Bundled ratio stood at 75.0%
		73.0%	73.4%	73.6%	73.9%		74.6%	75.0%
		14,309	14,165	14,037	13,849		13,706	13,549
		1Q14	2Q14	3Q14	4Q14		1Q15	2Q15
			Broadband	VoIP	PSTN		BB Bundled ratio		8

					K-IFRS / Consolidated
2-3	Business Overview
Media / Contents
						(Unit: KRW bn)
? Media/Contents revenue grew		2Q15	2Q14	YoY	2Q15	1Q15	QoQ
7.3% YoY	Media	355.6	329.2	8.0%	355.6	339.3	4.8%
? Media revenue increased 8.0%	Contents	53.6	52.1	2.9%	53.6	44.4	20.7%
YoY due to IPTV subscriber	Media/
expansion	Contents	409.2	381.3	7.3%	409.2	383.8	6.6%
¡ IPTV media subscribers recorded
6.22m with net gains of 175K		<IPTV Subscribers>			(Unit:1,000)
		5,366	5,635	5,859	6,042		6,217
	5,158
	2,891	3,067	3,301	3,527	3,728		3,919
	2,267	2,298	2,334	2,332	2,315		2,298
	1Q14	2Q14	3Q14	4Q14	1Q15		2Q15
			OTV	OTS
								9

					K-IFRS / Consolidated
2-4 Business Overview
Finance
						(Unit: KRW bn)
? Finance revenue		2Q15	2Q14	YoY	2Q15	1Q15	QoQ
¡ Finance revenue increased by 1.8% YoY	Finance	800.9	787.0	1.8%	800.9	791.3	1.2%
due to increase in credit/check cardusage	Other Service	484.4	400.8	20.9%	484.4	410.9	17.9%
? Other Service revenue	IT/Solution	242.5	171.5	41.4%	242.5	160.8	50.8%
¡ Other Service Revenue rose 20.9% YoY	Real estate	52.7	61.7	-14.6%	52.7	62.3	-15.4%
mainly due to IT/Solution revenue	Other
increase and KTCS, KTIS consolidation	Subsidiaries	189.2	167.6	12.9%	189.2	187.8	0.7%
Others
						(Unit: KRW bn)
? Merchandise
		2Q15	2Q14	YoY	2Q15	1Q15	QoQ
¡ Due to changes in accounting policyregarding subsidy, Merchandise	Merchandise	604.9	857.0	-29.4%	604.9	685.4	-11.7%
revenue fell by 29.4% YoY
								10

						K-IFRS / Consolidated
2-5	Business Overview
Operating Expenses
							(Unit: KRW bn)
? Operating expenses recorded			2Q15	2Q14	YoY	2Q15	1Q15	QoQ
5,062.5bn, decreasing 21.8% YoY
	and 0.4% QoQ respectively	Labor cost	785.1	1,729.6	-54.6%	785.1	778.3	0.9%
General
¡	Labor cost decreased 54.6% YoY, on	Expenses	2,398.7	2,415.7	-0.7%	2,398.7	2,371.0	1.2%
	last year’s ERP	Cost provided of service	577.7	740.9	-22.0%	577.7	548.7	5.3%
¡	General Expenses decrease 0.7% YoY	Selling expenses	477.7	695.5	-31.3%	477.7	454.4	5.1%
	due to commission reduction	merchandise Cost of	823.4	889.7	-7.5%	823.4	932.7	-11.7%
Total			5,062.5	6,471.5	-21.8%	5,062.5	5,085.1	-0.4%
¡	Cost of service provided fell by 22%
YoY, due to interconnection feeadjustment reduction
? Marketing Cost						(Unit:KRWbn)
¡	Marketing cost decreased 4.8% QoQ	(KT Separate, Profit from handset sales adjusted/Selling exp + Advertising expenses)
and 18.1% YoY, mainly due to marketstabilization			2Q15	2Q14	YoY	2Q15	1Q15	QoQ
Marketing			674.2	823.3	-18.1%	674.2	708.2	-4.8%
Cost
								11

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

# 4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

| Consolidated I/S | 1Q14 | 2Q14 | 3Q14 | 4Q14 | 1Q15 | 2Q15 |
|---|---|---|---|---|---|---|
| **Operating revenue** | 5,596.6 | 5,633.6 | 5,657.4 | 5,424.1 | 5,398.7 | 5,431.3 |
| **Service Revenue** | 4,650.1 | 4,776.6 | 4,892.0 | 4,742.5 | 4,713.3 | 4,826.5 |
| Wireless | 1,783.7 | 1,799.1 | 1,913.0 | 1,820.3 | 1,822.3 | 1,829.2 |
| Fixed line | 1,420.5 | 1,408.4 | 1,372.0 | 1,339.2 | 1,305.1 | 1,302.7 |
| Media/Contents | 369.6 | 381.3 | 396.2 | 361.3 | 383.8 | 409.2 |
| Finance | 770.6 | 787.0 | 819.0 | 844.8 | 791.3 | 800.9 |
| Other service | 305.7 | 400.8 | 391.8 | 376.9 | 410.9 | 484.4 |
| **Merchandise rev.** | 946.4 | 857.0 | 765.4 | 681.6 | 685.4 | 604.9 |
| **Operating expense** | 5,473.2 | 6,471.5 | 5,365.9 | 5,407.6 | 5,085.1 | 5,062.5 |
| **Service expense** | 4,571.5 | 5,581.7 | 4,669.9 | 4,553.4 | 4,152.4 | 4,239.1 |
| **Labor expense** | 789.6 | 1,729.6 | 616.1 | 783.5 | 778.3 | 785.1 |
| **General expense** | 2,389.8 | 2,415.7 | 2,515.2 | 2,644.9 | 2,371.0 | 2,398.7 |
| Depreciation | 829.1 | 826.7 | 832.7 | 837.3 | 841.3 | 836.8 |
| Commissions | 320.6 | 346.7 | 351.7 | 336.2 | 234.2 | 231.6 |
| Advertising | 26.8 | 32.8 | 42.4 | 50.1 | 33.6 | 42.9 |
| Financial biz exp | 683.4 | 694.6 | 723.0 | 782.0 | 701.8 | 713.9 |
| Other general exp | 530.0 | 514.9 | 565.5 | 639.3 | 560.2 | 573.6 |
| **Cost of svc provided** | 658.9 | 740.9 | 811.5 | 532.4 | 548.7 | 577.7 |
| Cost of service | 376.9 | 452.5 | 499.4 | 344.6 | 299.2 | 333.6 |
| Interconnection fees | 216.3 | 223.2 | 251.9 | 105.9 | 181.3 | 162.7 |
| Other cost of service | 65.6 | 65.3 | 60.2 | 81.9 | 68.3 | 81.3 |
| **Selling expense** | 733.2 | 695.5 | 727.1 | 592.6 | 454.4 | 477.7 |
| Sales expense | 703.3 | 668.6 | 696.7 | 560.4 | 432.2 | 443.1 |
| Bad debt expense | 29.9 | 26.9 | 30.4 | 32.2 | 22.2 | 34.6 |
| **Cost of merch sold** | 901.7 | 889.7 | 696.0 | 854.3 | 932.7 | 823.4 |
| **Operating income** | 123.4 | -837.9 | 291.5 | 16.4 | 313.6 | 368.8 |
| EBITDA | 952.4 | -11.2 | 1,124.2 | 853.7 | 1,154.9 | 1,205.6 |
| **N-OP income (loss)** | -174.5 | -174.6 | -237.5 | -335.4 | 93.2 | -171.1 |
| N-operating income | 110.5 | 159.1 | 8.1 | 228.8 | 295.8 | 143.9 |
| N-operating expense | 290.3 | 333.2 | 253.0 | 570.7 | 206.5 | 316.2 |
| Equity Method (G/L) | 5.3 | -0.5 | 7.4 | 6.5 | 3.9 | 1.2 |
| **Income bf taxes** | -51.1 | -1,012.5 | 54.0 | -318.9 | 406.7 | 197.7 |
| Income tax | 16.9 | -241.1 | 5.2 | -57.1 | 121.9 | 39.7 |
| **Income from con op** | -68.1 | -771.4 | 48.8 | -261.9 | 284.8 | 158.0 |
| Income from discon. Op | 27.2 | 14.2 | 25.2 | 19.8 | -4.2 | 163.8 |
| **Net income** | -40.9 | -757.2 | 74.0 | -242.1 | 280.6 | 321.8 |
| NI contribution to KT | -72.0 | -786.9 | 48.8 | -244.9 | 262.3 | 299.7 |

| KT Separate I/S | 1Q14 | 2Q14 | 3Q14 | 4Q14 | 1Q15 | 2Q15 |
|---|---|---|---|---|---|---|
| **Operating revenue** | 4,460.9 | 4,442.5 | 4,372.4 | 4,160.1 | 4,133.4 | 4,197.1 |
| **Service Revenue** | 3,485.6 | 3,558.3 | 3,637.6 | 3,520.6 | 3,483.6 | 3,600.9 |
| Wireless | 1,764.3 | 1,780.2 | 1,895.1 | 1,802.4 | 1,805.4 | 1,812.5 |
| Fixed line | 1,403.8 | 1,388.9 | 1,354.6 | 1,330.4 | 1,294.9 | 1,291.5 |
| Media/Contents | 158.6 | 162.4 | 170.3 | 179.8 | 180.6 | 210.6 |
| Finance | | | | | | |
| Other service | 158.9 | 226.8 | 217.7 | 208.0 | 202.7 | 286.3 |
| **Merchandise rev.** | 975.2 | 884.2 | 734.8 | 639.5 | 649.9 | 596.2 |
| **Operating expense** | 4,438.4 | 5,399.0 | 4,174.3 | 4,143.6 | 3,920.2 | 3,911.9 |
| **Service expense** | 3,495.1 | 4,488.3 | 3,497.1 | 3,324.9 | 3,077.5 | 3,167.3 |
| **Labor expense** | 631.1 | 1,565.8 | 460.3 | 467.7 | 472.7 | 474.0 |
| **General expense** | 1,588.2 | 1,635.5 | 1,708.5 | 1,818.1 | 1,654.0 | 1,697.7 |
| Depreciation | 758.0 | 750.8 | 758.1 | 756.5 | 760.3 | 755.8 |
| Commissions | 328.4 | 360.1 | 375.8 | 406.4 | 353.4 | 388.7 |
| Advertising | 28.8 | 35.8 | 44.8 | 53.6 | 34.6 | 43.4 |
| Other general exp | 473.0 | 488.7 | 529.8 | 601.5 | 505.6 | 509.9 |
| **Cost of svc provided** | 483.7 | 515.4 | 561.0 | 446.9 | 467.0 | 481.3 |
| Cost of service | 204.3 | 235.7 | 259.0 | 271.0 | 224.9 | 253.6 |
| Interconnection fees | 215.7 | 222.2 | 251.1 | 104.8 | 181.3 | 163.2 |
| Other cost of service | 63.8 | 57.4 | 50.9 | 71.0 | 60.8 | 64.4 |
| **Selling expense** | 792.0 | 771.7 | 767.4 | 592.3 | 483.8 | 514.3 |
| Sales expense | 764.5 | 747.7 | 737.9 | 571.7 | 463.7 | 485.3 |
| Bad debt expense | 27.5 | 24.0 | 29.5 | 20.5 | 20.1 | 29.0 |
| **Cost of merch sold** | 943.4 | 910.6 | 677.2 | 818.7 | 842.7 | 744.6 |
| **Operating income** | 22.4 | -956.5 | 198.1 | 16.5 | 213.2 | 285.2 |
| EBITDA | 780.4 | -205.7 | 956.2 | 773.0 | 973.6 | 1,041.0 |
| **N-OP income (loss)** | -28.3 | -170.2 | -218.5 | -337.6 | 175.3 | 248.1 |
| N-operating income | 221.2 | 146.9 | 10.3 | 203.7 | 366.2 | 549.9 |
| N-operating expense | 249.5 | 317.1 | 228.8 | 541.3 | 190.9 | 301.9 |
| **Income bf taxes** | -5.9 | -1,126.7 | -20.4 | -321.1 | 388.6 | 533.3 |
| Income tax | -1.5 | -257.0 | -17.0 | -56.8 | 99.6 | 127.1 |
| **Net income** | -4.4 | -869.7 | -3.4 | -264.3 | 289.0 | 406.2 |

14

4-2 K-IFRS Statement of Financial Position
												(Unit: KRW bn)
Consolidated	1Q14	2Q 14	3Q 14	4Q14	1Q15	2Q15	KT Separate	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
Asset	34,317.5	34,116.4	34,118.2	33,775.5	34,618.6	31,025.7	Asset	25,338.5	25,462.5	25,038.9	24,920.3	25,049.8	24,267.5
Current assets	10,009.0	9,556.2	9,678.9	8,750.9	12,333.0	10,091.7	Current assets	4,476.2	4,403.5	4,228.1	3,836.5	4,779.7	4,524.4
Cash &cash equivalents	1,694.8	2,315.8	2,041.3	1,888.7	1,909.4	2,047.7	Cash &cash equivalents	440.6	934.6	506.4	469.3	580.8	888.3
Trade & other rec	3,402.7	3,584.3	3,600.8	3,690.0	3,476.1	3,610.3	Trade & other rec	2,894.0	2,917.6	2,849.1	2,977.6	2,979.3	2,996.5
Inventories	637.1	499.6	400.3	393.3	481.3	437.4	Inventories	480.2	311.1	270.7	201.9	277.3	229.3
Other current assets	4,274.5	3,156.5	3,636.5	2,779.0	6,466.3	3,996.4	Other current assets	661.3	240.2	601.8	187.8	942.3	410.3
Non-current assets	24,308.5	24,560.2	24,439.3	25,024.6	22,285.5	20,934.0	Non-current assets	20,862.3	21,059.1	20,810.8	21,083.8	20,270.1	19,743.1
Trade & other rec	639.1	753.1	731.5	848.9	727.4	732.1	Trade & other rec	507.9	624.1	621.2	722.7	656.2	661.3
P.P.E	16,314.2	16,368.6	16,161.9	16,468.2	14,239.0	14,173.9	P.P.E	12,651.1	12,512.9	12,193.0	12,418.7	12,075.5	11,895.3
Other non-cur assets	7,355.2	7,438.5	7,545.9	7,707.5	7,319.2	6,027.9	Other non- cur assets	7,703.3	7,922.1	7,996.6	7,942.4	7,538.4	7,186.5
Liabilities	21,713.8	22,284.8	22,192.2	21,985.2	22,576.7	18,792.9	Liabilities	14,372.0	15,378.5	14,970.2	15,314.4	15,107.8	13,937.3
Current liabilities	11,227.9	10,706.1	10,338.2	9,992.2	11,852.4	9,588.2	Current liabilities	6,830.8	6,757.8	6,133.9	6,330.7	5,848.6	5,324.5
Trade & other payables	7,079.2	6,494.5	6,568.7	6,413.2	6,341.0	5,841.6	Trade & other payables	4,080.1	4,041.5	3,946.3	4,329.0	3,589.0	3,565.0
Short-term borrowings	3,408.9	3,595.8	3,151.7	2,955.6	2,453.8	1,525.7	Short-term borrowings	2,286.9	2,358.3	1,835.0	1,632.0	1,690.2	1,310.7
Other current liabilities	739.8	615.7	617.9	623.4	3,057.6	2,220.9	Other current liabilities	463.8	358.0	352.6	369.7	569.4	448.8
Non-current liabilities	10,485.9	11,578.7	11,853.9	11,993.0	10,724.2	9,204.7	Non-current liabilities	7,541.2	8,620.8	8,836.3	8,983.7	9,259.3	8,612.8
Trade & other payables	908.3	919.9	954.8	909.2	683.8	654.9	Trade & other payables	860.8	845.1	827.6	783.9	677.6	675.4
Long-term borrowings	8,338.5	9,517.3	9,775.0	9,859.7	8,813.2	7,306.5	Long-term borrowings	5,829.9	7,022.1	7,277.5	7,363.5	7,795.1	7,139.7
Other non-cur liabilities	1,239.2	1,141.5	1,124.0	1,224.0	1,227.2	1,243.3	Other non- cur liabilities	850.5	753.5	731.1	836.3	786.6	797.7
Equity	12,603.7	11,831.6	11,926.1	11,790.3	12,041.9	12,232.8	Equity	10,966.5	10,084.0	10,068.7	9,605.9	9,942.0	10,330.2
Net Debt	10,052.6	10,797.3	10,885.4	10,926.7	9,357.7	6,784.5	Net Debt	7,676.2	8,445.8	8,606.1	8,526.3	8,904.5	7,562.2
													15

4-3 Subscribers (KT only)
Wireless	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	QoQ	YoY
Total Wireless Subscribers(*1,000)	17,293	17,564	17,955	18,081	18,243	18,471	1.3%	5.2%
3G + LTE	16,473	16,774	17,184	17,328	17,501	17,740	1.4%	5.8%
WiBro	820	790	771	753	741	731	-1.3%	-7.4%
Mobile Subscribers(*1,000)
Gross addition	1,477	1,459	1,793	1,255	1,393	1,179	-15.4%	-19.2%
Deactivation	1,458	1,159	1,383	1,111	1,219	940	-22.9%	-18.8%
Net addition	19	301	410	144	174	239	37.3%	-20.7%
Churn rate (%)	2.9%	2.3%	2.7%	2.1%	2.3%	1.8%	-0.5%p	-0.5%p
Subscribers	16,473	16,774	17,184	17,328	17,501	17,740	1.4%	5.8%
? Mobile : WCDMA + LTE
Mobile ARPU (KRW)
Wireless Service	32,902	33,619	34,829	35,283	34,389	34,879	1.4%	3.7%
Interconnection	3,523	3,595	3,896	1,392	3,212	2,689	-16.3%	-25.2%
? ARPU: WCDMA+LTE
? Wireless service : Voice + Data
Wireline	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	QoQ	YoY
Subscribers (*1,000)
Telephony	17,789	17,615	17,469	17,259	17,103	16,951	-0.9%	-3.8%
PSTN	14,309	14,165	14,037	13,849	13,706	13,549	-1.1%	-4.3%
VoIP	3,480	3,450	3,432	3,411	3,397	3,402	0.2%	-1.4%
Broadband	8,037	8,039	8,107	8,129	8,168	8,229	0.8%	2.4%
IPTV	5,158	5,366	5,635	5,859	6,042	6,217	2.9%	15.9%
									16

Thank you

kt